

January 14, 2013

Via E-mail
Robert N. Beury Jr.
Chief Legal Officer
Cogent Communications Group, Inc.
1015 31st Street N.W
Washington, D.C. 20007

>   **Re: Cogent Communications Group, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 10-Q for the nine months ended September 30, 2012**
>   **Filed November 7, 2012**
>   **File No. 001-31227**

Dear Mr. Beury:

We have reviewed your letter dated December 21, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 17, 2012.

Form 10-K for the year ended December 31, 2011

Financial Statements, page 41

Notes to Consolidated Financial Statements, page 47

Income Tax Benefit, page 60

1.   Your response to prior comment 1 notes historical European operation losses, apparent continuing loss trends in the future and operational reasons for those losses. In view of

the disproportionate contribution of losses from European revenues you should consider providing analysis of your geographic area data in future MD&A, similar to information noted in your response. Known trends, demands, commitments, events or uncertainties within a segment or geographic area that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in Item 303 of Regulation S-K and Codified FRR 501.06a.

You may contact Amanda Kim at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant